

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
MAR 21 2002
385

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
3-1-02

For the month of March 2002

GIGAMEDIA LIMITED
(Name of Registrant)

No. 122 TunHua North Road, Fourteen Floor
Taipei, Taiwan
Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F..X... Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

GigaMedia Limited (the "Company") is furnishing under cover of Form 6-K the press release dated March 14, 2002, relating to its 2001 4th quarter results of operations ended December 31, 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited



Dated: March 19, 2002 By:____________________

Name: Wayne W. Chen

Title: V.P. and General Counsel



GigaMedia Reports Fourth Quarter and Full Year 2001 Financial Results

-- Future Growth Strategy Outlined

-- Company Targets Positive EBITDA by Year End

TAIPEI, Taiwan, March 14, 2002 – GigaMedia Limited ("GigaMedia") (Nasdaq: GIGM, www.giga.net.tw), a leading provider in Taiwan of broadband Internet access services and Chinese broadband content, today announced its fourth quarter and full year operating and financial results. In addition, the company outlined a revised corporate growth strategy designed to enhance the company's financial performance and drive long-term shareholder value.

Highlights:

- Managed growth and differentiation strategy implemented in 2001 now sustaining ARPUs of ISP business.
- Enhanced competitive position for 2002 with dominant music store retail chains establishing engine for offline and online growth.
- EBITDA breakeven advanced to 2Q02 on the back of improving revenue and cost trends in broadband ISP operations and the recently announced acquisition.
- Company remains in a solid financial position with approximately NT$5.6 billion in total cash, short-term investments and liquid marketable securities as of February 28, 2002.

Full Year 2001 Results Compared to Full Year 2000 (excluding an accelerated expense of approximately NT$428.7 million taken during the fourth quarter related to Microsoft's warrant and an accelerated expense of approximately NT$51.5 million during the second quarter for share compensation expenses related to cancellation of stock options):

- 98% gain in subscribers
- 20% increase in total revenues to NT$411.0 million in 2001, mainly due to a substantial increase in access revenue from NT$155.0 million in 2000 to NT$390.1 million in 2001.
- 1% decrease in total costs and expenses.
- 55% improvement in monthly cash burn rate to NT$81.0 million in Q4 2001 from approximately NT$178.9 million in Q4 2000.
- 5% decrease in operating loss.

Fourth Quarter 2001 Results Compared to the Previous Quarter (excluding an accelerated expense of approximately NT$428.7 million taken during the fourth quarter related to Microsoft's warrant):

- 20% increase in broadband Internet access subscribers during the quarter to 119,130, accompanied by 18% growth in access revenues to NT$121.6 million.
- 14% decline in SG&A costs to NT$111.6 million.
- 3% decline in operating costs to NT$300.5 million.
- 7% decrease in operating loss to NT$352.6 million.

Chief Executive Officer Raymond Chang said, "We accomplished what we set out to do at the beginning of the year, which was to maintain financial strength and accelerate our target date for operational profitability. This was achieved by differentiating our products and services, carefully managing the growth of our subscriber base and implementing strong cost rationalization. Year 2001 was challenging, but we successfully grew our revenues while lowering our operating costs, demonstrating consistent execution and the ability to adapt to changing market conditions."

Chang continued, "In 2002, our strategy will be to continue differentiating our products and services while diversifying our business in a manner that enables us to leverage our ISP distribution channel. Differentiation should enable us to maintain our subscribers and sustain stabile ARPUs in 2002 despite market competition, as we demonstrated in 2001. Diversification from pure broadband access to complementary offline businesses should add value by driving revenue growth and reducing expenses through operating synergies. In sum, we are moving into 2001 as a leaner, more efficient ISP business approaching breakeven complemented by an offline business delivering multiple distribution channels and strong competitive advantages. We are confident that this transformation of GigaMedia significantly strengthens our business model and positions us for improved growth, profitability and shareholder value in 2002."

In the fourth quarter, GigaMedia recorded an accelerated expense of approximately NT$428.7 million to fully expense Microsoft's warrant. As a result of this non-cash expense, GigaMedia recorded a net loss under US GAAP of NT$808.5 million for Q4.

Chief Financial Officer Winston Hsia commented, "During the past year we focused mainly on increasing operating efficiencies. We drove costs out of our business by implementing tight expenditure controls and more cost-effective marketing. Solid improvements on an operating level during the quarter and the year were offset by an accelerated expense taken this quarter related to Microsoft's warrant. While we had been amortizing this warrant over a period of 36 months, the decision to fully write down this asset at this time reflects our conservative approach to GigaMedia's balance sheet. The warrant is related to remuneration for collaboration in developing our technology."

Financial Results

Net Revenues Increased

Total revenues for the quarter ended December 31, 2001 increased to NT$124.3 million from

NT$104.4 million for the previous quarter, representing a 19% increase. Total revenues for the year grew 20% to NT$411.0 million from NT$341.2 million in 2000.

Continued subscriber growth led to an increase in access revenues of 18% to NT$121.6 million, compared with NT$102.9 million for the quarter ended September 30, 2001. Access revenues grew 152% year over year. GigaMedia recognizes access revenues net of the revenue split with its cable partners and the carrier circuit fee.

Modem sales/rental/installation revenues, which include cable modem and ADSL retail installation packs, increased 32% to NT$1.0 million for the fourth quarter from NT$788 thousand for the previous quarter, primarily due to retail sales of ADSL packs. Modem sales/rental/installation revenues decreased 94% in 2001, reflecting management's decision to terminate modem sales in line with controlling SG&A costs and improving operating margins.

Advertising revenues decreased 30% to NT$541 thousand for the fourth quarter from NT$776 thousand in the third quarter of 2001, reflecting the ongoing impact of Taiwan's recession on the online advertising market. Advertising revenues decreased 81% in 2001 compared to year 2000.

Costs and Expenses Controlled

The company incurred an accelerated expense of approximately NT$428.7 million during the quarter related to the remaining amount of Microsoft's warrant. GigaMedia had been amortizing this over a 36-month period, with quarterly amortizations of approximately NT$128.6 million. The table below sets forth GigaMedia's costs and expenses excluding this accelerated expense and an accelerated expense of approximately NT$51.5 million during the second quarter for share compensation expenses related to cancellation of stock options.

Comparison of Costs and Expenses Excluding the Accelerated Expense Related to Microsoft's Warrant

Category	3Q01	4Q01 (excl. accelerated expense of Microsoft's warrant)	Year 2000	Year 2001 (excl. accelerated expense of Microsoft's warrant in 4Q01 & share compensation expenses in 2Q01)
Total Costs and Expenses	NT$483.7 million	NT$476.8 million	NT$2.0 billion	NT$2.0 billion
Operating Costs	NT$291.5 million	NT$300.5 million	NT$987.3 million	NT$1.2 billion
Operating Loss	NT$379.2 million	NT$352.6 million	NT$1.6 billion	NT$1.6 billion
Net Income (Loss)	(NT$333.5 million)	(NT$379.8 million)	(NT$1.2 billion)	(NT$1.3 billion)

The following sections listing the company's costs and expenses and making quarter over quarter and year over year comparisons do not include the accelerated charge of NT$428.7 million taken during this quarter and an accelerated expense of approximately NT$51.5 million during the second quarter for share compensation expenses related to cancellation of stock options.

Total costs and expenses in the fourth quarter remained relatively flat at NT$476.8 million compared to NT$483.7 million in the prior period, primarily due to an inventory obsolescence allowance totaling NT$19.3 million and a bad debt allowance of approximately NT$8.0 million. Year over year, total costs and expenses were flat at NT$2.0 billion in 2001 versus NT$2.0 billion in 2000, mostly related to an increase in product development and engineering expenses totaling NT$45.8 million during the year.

The company continued to record a downward trend in SG&A costs. GigaMedia's SG&A costs declined by approximately 14% during the quarter, while sequential access revenue grew roughly NT$18.7 million. SG&A costs declined to NT$111.6 million in the fourth quarter from NT$130.0 million in the previous period, driven by more cost effective marketing initiatives. Year over year, SG&A costs improved by 20%, from NT$621.6 million to NT$495.4 million.

Operating costs increased by 3% to NT$300.5 million from NT$291.5 million in the third quarter, consisting of the standard quarterly amortized expense of the Microsoft warrant of NT$128.6 million (for technical remuneration), telecommunications costs of NT$57.0 million, and depreciation cost of network equipment other than cable modems amounting to NT$23.7 million. For the full year, operating costs increased by 22%, from NT$987.3 million to NT$1.2 billion.

Telecommunications costs decreased by 18% during the quarter, primarily related to changed circuit providers and a reduced number of dial up ports used for one-way broadband cable service, reflecting successful efforts to migrate one-way cable subscribers to higher margin ADSL services. Year over year, telecommunications costs grew to NT$264.4 million from NT$131.6 million, in line with the growth of our subscriber base.

Operating Loss Narrowed

Operating loss decreased by 7% to NT$352.6 million from NT$379.2 million quarter over quarter. Operating loss for the full year decreased 5% from NT$1.6 billion to NT$1.6 billion.

Non-Operating Income

Non-operating income during the quarter declined to negative NT$27.4 million from NT$45.7 million during the previous period, mainly impacted by the reclassification of certain non-operating income amounting to NT$102.4 million. Foreign exchange gains recorded as non-operating income during previous periods have been reclassified as shareholders' equity during this quarter in accordance with US GAAP.

For the year 2001, non-operating income declined to NT$219.2 million from NT$424.0 million in year 2000, resulting largely from the decline in interest rates impacting our interest income and a reduction of GigaMedia's banking positions related to certain short-term investments. During 2001 the company moved these investments into other instruments. As a result, under US GAAP the company's foreign exchange gains from these investments in 2001 have been classified under shareholders' equity.

Net Income (Loss)

Net loss increased by 14% to NT$379.8 million from NT$333.5 million in the previous quarter and net loss for the year grew by 10%, from NT$1.2 billion to NT$1.3 billion.

Strong Liquidity Maintained

Cash and other cash equivalents at the end of the fourth quarter totaled NT$794.3 million, while short-term investments totaled NT$5.0 billion, compared to NT$648.9 million and NT$5.4 billion (as adjusted according to the reclassification of non-operating income described above), respectively, during the previous period, representing a total decline of NT$200.5 million. Note that NT$70.0 million included in cash and other cash equivalents and short-term investments in the previous quarter has been reclassified as restricted cash in the fourth quarter.

Long-Term Investments Unchanged

GigaMedia maintains total long-term investments of US$10 million and US$5 million with maturity dates of 2004 and 2005, respectively.

ARPU Slightly Improved

Despite strong market competition and ongoing price pressure in the period, blended average revenue per user ("ARPU") for GigaMedia's one-way cable, two-way cable and ADSL broadband access services increased by 13% during the fourth quarter to NT$396, compared with NT$350 in the third quarter, due mostly to successful launch of GigaMedia's T-1 ADSL services.

One-way ARPU was relatively flat at NT$324 compared to NT$319 during the previous quarter. ARPU for two-way cable during the period improved by 2% to NT$662 from NT$648, as the company continues to emphasize premium two-way subscriptions over basic two-way subscriptions. ARPU for ADSL for the three-month period increased 16% to NT$310 from NT$268, due primarily to favorable market reaction to the launch of GigaMedia's premium T-1 service.

Diversification Strategy

The following forward-looking statements reflect GigaMedia's expectations as of March 14, 2002. Given potential changes in economic conditions and consumer spending, the evolving nature of broadband, and various other risk factors discussed in our 20-F filing with the U.S. Securities and Exchange Commission, actual results may differ materially.

In 2001, in response to increasing commoditization of broadband access services, GigaMedia streamlined operations and integrated content in three core areas to differentiate the company's services. Results of these moves in 2001 were positive, moving GigaMedia closer to operating profitability.

Management believes that increasing commoditization of broadband access will remain a key challenge to broadband providers in 2002. Growth in the sector is expected to remain strong with competition resulting in continuing pricing softness in the broadband market.

Going forward, the company will continue to address these market challenges by providing differentiated products and services while focusing on improving the fundamentals of our broadband ISP business to enhance efficiencies. In addition, in order to maximize the value of the company's ISP business, expand distribution channels and generate improved growth, GigaMedia is also moving to build synergies between profitable offline businesses and the company's online entertainment assets. GigaMedia's intent is to diversify our business and leverage our broadband ISP subscriber base to build multiple revenue streams.

The recently announced acquisition of Taiwan's two leading music chain stores forms the cornerstone of GigaMedia's diversification strategy. Benefits of the acquisition include the following:

- A dominant market position in Taiwan, which represents a majority of Greater China's offline music sales, creating a strong competitive advantage.
- Improved operating margins.
- Increased free cash flow.
- Enhanced leverage to negotiate online/new media distribution rights for GigaMedia's online business.
- Ability to deepen customer relationships and, over the long-term, extend the GigaMedia brand as a provider of diversified entertainment services. There is significant overlap between the demographics of the music store chains and GigaMedia's broadband subscribers providing a strong basis for cooperative marketing.

Management expects the operations of these two market leaders to form a strong foundation for offline and online growth. The combined entity (hereinafter "G-Music", for purposes of convenience only) will be a self-financing company using funds generated from operations to meet working capital needs. The two companies had consolidated revenues in 2001 of approximately NT$3.0 billion, and are projected to approach NT$3.0 billion in 2002, post acquisition in February. Gross margins are expected to improve following the integration of the two companies to approximately 13%-15% in 2002, due to cessation of strong price competition and larger purchase volumes decreasing costs of good sold.

As always, the company will also continue to review additional potential transactions that add value to the company's operations and increase the company's competitive advantages.

"Strong focus on bottom line financial results and operational improvements have enabled GigaMedia to emerge from a very competitive 2001 in a solid financial position. We emphasize that even following the recently announced return of capital to shareholders, we expect to hold sufficient cash resources to fund operations and take advantage of potential additional opportunities for market consolidation that will diversify and strengthen our operations," said Chief Financial Officer Winston Hsia.

As of the end of February of 2002, GigaMedia held the following financial position: cash and other equivalents of NT$3.0 billion (US$86.7 million); short-term investments of NT$2.1 billion (US$59.3 million); and long-term investments of NT$525.0 million (US$15 million). Management is confident this position is more than sufficient to execute the company's growth strategy following the previously announced return of capital to shareholders.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of March 14, 2002. Given potential changes in economic conditions and consumer spending, the evolving nature of broadband, and various other risk factors discussed in our 20-F filing with the U.S. Securities and Exchange Commission, actual results may differ materially.

As part of GigaMedia's commitment to strong shareholder communications, the company will issue a mid-quarter update to the Business Outlook provided below. This quarter's update is tentatively scheduled for mid-April.

First Quarter Expectations

Online – Broadband ISP

- Total revenue is expected to be between NT$128 million and NT$138 million.
- Total costs and expenses are expected to be between NT$424 and NT$434 million.
- The company anticipates blended ARPU of approximately NT$351.
- Subscribers are expected to be approximately 125,000-127,000 (with continued migration of subscribers to higher margin services).

2002 Expectations

Online – Broadband ISP

- Total revenue is expected to be between NT$575 million and NT$615 million.
- Total costs and expenses are expected to be approximately NT$1.52 billion.
- Total subscribers are expected to be approximately 130,000 (approximately 9% one-way; 23% two-way; 68% ADSL).

Offline – Music store chains

- Total revenue is expected to be between NT$2.8 billion and NT$3.1 billion.
- Gross margins are anticipated to be 13%-15%.

Business Development and Investment Update

- **G-Music – offline music store chains**

The leading music store chains in Taiwan had combined 2001 revenue of approximately NT$3.0 billion. Consolidation of these leaders is anticipated to improve margins due to cessation of strong price competition and larger purchase volume decreasing sales costs. GigaMedia expects the company's ISP operations will enable the music stores to exploit back catalog sales and, over the long-term, to become complete offline and online music distributors. Pro forma projections for the combined company and additional details will be provided upon completion of the transaction.

- **GigaMusic.com – online paid music site**

In conjunction with GigaMedia's efforts to build GigaMusic.com into a leading Chinese music portal and diversify company revenue streams, GigaMedia made strategic investments in two music industry leaders in 2001. The company purchased a 5% equity stake in Rock Internet Corporation, the technology arm of Rock Group, the leading music company in Greater China. GigaMedia also formed a strategic alliance with EMI Music Asia, a division of EMI Recorded Music. GigaMusic has already begun doing joint marketing work together with EMI, but official launch of the GigaMusic.com site with music downloads and videostreaming services is not expected until later this year.

- **Gamania – online gaming bundling**

Gamania is Taiwan's leading online gaming company. GigaMedia generated significant subscriber growth in 2001 from bundling initiatives that featured Gamania's market leading "Lineage" and "Giran" games and GigaMedia's premium ADSL. Management intends to launch similar bundling initiatives in 2002 with a new Gamania game designed to appeal to a wider user base and marketing costs covered by Gamania. Gamania has received approval for a public listing on Taiwan's over-the-counter TAISDAQ market and is now expected to conduct its IPO in May. This offering will require a sale of a percentage of GigaMedia's holdings in Gamania. GigaMedia invested a total of approximately NT$369.3 million for a 10 percent holding in Gamania in 2001.

- **ALFY.com.tw – online education offering and bundling**

Alfy.com is a U.S. online education site for children. GigaMedia officially launched the service on August 24, 2001, with subscribers paying for the content. Growth of this initiative has been slow, reflecting weak market demand for e-learning products. Management is currently reviewing plans for site, which primarily targets the 3- to 8-year-old children's education market in Taiwan.

- **Koos Broadband Telecommunications – broadband service provider**

During the second quarter, GigaMedia announced the formation of a subsidiary named Koos Broadband Technology, a 100% owned subsidiary focused exclusively on corporate subscribers. The company is projecting operational breakeven by the second half of this year.

About GigaMedia

The first broadband ISP in Taiwan, GigaMedia is today one of Taiwan's leading providers of broadband Internet access services and broadband content for Chinese markets. The company's access products consist of premium cable modem and ADSL offerings, giving the company the ability to deliver superior broadband connections island-wide. GigaMedia's cable modem is a world-class platform developed in conjunction with Microsoft, and is capable of delivering broadband Internet access speeds of up to 100 times faster than traditional dial-up services. The company's premium ADSL is likewise distinguished in the market by its high performance characteristics and value-added features. With 29 cable system partners, the company's core cable modem business passes more than 3.8 million Taiwan households, as well as 576,000 small and medium businesses. In addition, the company offers multiple interactive Chinese-language multimedia Web sites through its Web destination <http://www.gigigaga.com>. Strategic investors of GigaMedia include Microsoft, the world's leading software provider, and the Koos Group, a major player in Taiwan's manufacturing, finance, telecommunications, media, and cable industries. More information on GigaMedia can be obtained from <http://ir.giga.net.tw>.

A webcast of GigaMedia's third quarter conference call can be accessed at: http://www.corporate-ir.net/ireye/ir_site.zhtml?ticker=GIGM&script=2400. *The webcast can be accessed live at 8:30 p.m. Eastern Time on March 14, 2001 (9:30 a.m. on March 15 in Taiwan) and will be available for replay beginning at 10:30 p.m. Eastern Time.*

This release may include analyst estimates and other information prepared by third parties, for which GigaMedia assumes no responsibility. GigaMedia undertakes no obligation to review or confirm analyst expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in GigaMedia's Registration Statement on Form 20-F filed with the United States Securities and Exchange Commission in June 2001.

Contacts:

GigaMedia Limited
Brad Miller, Investor Relations Director
886-2-8770-7966 ext. 1107
bradley_miller@corp.giga.net.tw

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

For the quarters ended December 31, September 30, 2001, and December 31, 2000, and year end 2001 and 2000

	(Audited)	(Unaudited)	(Audited)		
	4Q01	3Q01	4Q00	Year 2001	Year 2000
	NT$	NT$	NT$	NT$	NT$
Operating revenue					
Access revenue	121,552,741	102,883,873	50,846,226	390,115,688	155,035,168
Modem sales/rental/installation	1,041,476	787,708	21,905,532	7,489,814	126,810,227
Web development revenues	0	0	8,392,858	7,190,477	28,977,977
Advertising revenue	541,678	775,772	12,279,014	5,045,557	26,761,605
Other revenue	1,117,283	0	92,572	1,117,283	3,602,671
Total	124,253,178	104,447,353	93,516,202	410,958,819	341,187,648
Cost and expenses					
Operating cost	729,187,976	291,481,286	303,427,559	1,640,848,417	987,330,513
Cost of modem sales/rental/installation	39,391,836	37,025,116	45,211,926	143,486,934	278,974,027
Web development expenses	112,313	1,804,085	6,552,094	12,232,621	23,182,381
Product development and engineering expenses	24,011,827	23,417,814	24,650,735	107,714,725	56,625,513
Selling and marketing expenses	63,088,285	87,809,445	161,903,247	286,682,449	383,948,155
General and administrative expenses	48,538,487	42,155,814	40,325,219	249,475,227	237,619,502
Share compensation	0	0	40,332,912	0	0
Other costs	1,203,150	0	0	1,203,150	3,880,953
Total	905,533,875	483,693,561	622,403,693	2,441,643,523	1,971,561,044
Operating loss	(781,280,697)	(379,246,208)	(528,887,491)	(2,030,684,704)	(1,630,373,396)
Non-operating incomes (expenses)					
Interest income	10,670,847	5,998,700	42,747,791	32,485,837	187,055,544
Foreign exchange gain (loss)-net	(68,122,036)	(1,511,121)	152,861,854	13,868,424	131,557,492
Investment income	46,957,024	40,172,105	50,929,284	185,628,125	114,576,956
Gain (loss) from disposal of property, plant and ec	(10,778,020)	0	0	(10,778,020)	0
Interest income (expenses)	(422,511)	(128,161)	(489,638)	(1,085,497)	(4,113,629)
Other	(5,684,878)	1,196,786	1,313,637	(957,345)	8,726,724
Total non-operating income-net	(27,379,573)	45,728,309	247,362,928	219,161,524	424,001,628
Income Tax Benefit	393,223	0	0	393,223	0
Minority interest income	(194,162)	0	0	(194,162)	0
Net loss	(808,461,209)	(333,517,899)	(281,524,563)	(1,811,324,119)	(1,206,371,768)
Net loss per common share (NT$)	(16.12)	(6.65)	(5.77)	(36.12)	(24.73)
Average shares outstanding	50,154,000	50,154,000	48,822,328	50,154,000	48,822,328

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS
December 31, September 30, 2001, and December 31, 2001

	December 31	September 30	December 31
	2001	2001	2000
ASSETS	NT$	NT$	NT$
CURRENT ASSETS			
Cash and cash equivalents	794,346,356	648,901,289	718,279,826
Short-term investments	5,028,719,305	5,374,701,238	7,108,907,303
Accounts receivable (net of allowance of NT$2,557,882 NT$26,728,072 in 2000 and 2001)	103,292,590	97,526,134	66,700,880
Receivable from related parties	2,911,947	-	19,507,033
Inventories-net	52,498,896	81,439,455	70,574,906
Prepaid expenses	23,154,420	116,193,036	26,851,298
Restricted cash	40,950,000	-	-
Other current assets	91,040,713	99,542,006	55,726,166
Total Current Assets	6,136,914,227	6,418,303,158	8,066,547,412
INVESTMENT			
Equity investment	994,897,625	998,934,839	38,698,541
PROPERTY, PLANT AND EQUIPMENT-NET	705,570,487	675,779,223	535,090,190
INTANGIBLE ASSETS-NET	12,631,053	-	948,004,456
OTHER ASSETS			
Total Other Assets	215,398,575	731,195,129	122,057,119
TOTAL ASSETS	8,065,411,967	8,824,212,349	9,710,397,718
LIABILITIES & SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable	68,743,986	123,570,028	87,037,068
Payable to related parties	3,779,994	-	19,753,885
Payable to equipment suppliers	5,501,194	-	55,635,706
Licenses payable	-	-	6,408,215
Accrued expenses	86,851,107	76,491,507	138,486,500
Lease obligations	190,151	9,455,903	13,186,539
Receipts in advance	1,416,280	-	-
Other current liabilities	12,157,142	12,725,006	10,173,168
Total Current Liabilities	178,639,854	222,242,444	330,681,081
OTHER LIABILITIES	41,646,192	30,814,014	22,281,122
Total Liabilities	220,286,046	253,056,458	352,962,203
SHAREHOLDERS' EQUITY	7,845,125,921	8,571,155,891	9,357,435,515
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,065,411,967	8,824,212,349	9,710,397,718